Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188262
PROSPECTUS SUPPLEMENT
(to prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013 and November 4, 2013)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013 and November 4, 2013.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 29, 2013 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 11, 2013 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is January 8, 2014.

SECOND QUARTER OF FISCAL 2014 FINANCIAL RESULTS

Second Quarter Financial Results

•	Consolidated net sales increased 4.5% worldwide to approximately $826 million

•	Knee sales grew 6.6% worldwide, with U.S. growth of 8.4%

•	S.E.T. sales increased 5.3% worldwide and grew 6.2% in the U.S.

•	Acquisition of Lanx, Inc. closed on October 31, 2013, as previously announced

•	Commercial launch of G7™ Acetabular System began during the second quarter of fiscal year 2014
Consolidated net sales of $825.7 million increased 4.5% in the quarter, compared to net sales of $790.1 million during the second quarter of fiscal year 2013. U.S. net sales increased 4.7% during the second quarter to $493.1 million, while Europe net sales increased 9.3% to $211.8 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales decreased 3.7% to $120.8 million. On a consolidated basis we had the same number of selling days during the second quarter of fiscal year 2014, compared to the prior year quarter.
Reported operating income was $113.6 million during the second quarter of fiscal year 2014, compared to operating income of $143.2 million during the second quarter of fiscal year 2013.
Reported net income in the quarter was $4.9 million, compared to a net loss of $66.2 million during the second quarter of the prior year.
Reported interest expense totaled $105.7 million during the second quarter of fiscal year 2014, compared to $104.9 million at the end of the second quarter of fiscal year 2013.
Reported cash flow from operations totaled $120.1 million during the second quarter of fiscal year 2014, compared to reported cash flow from operations of $43.1 million for the second quarter of fiscal year 2013.
At November 30, 2013, reported gross debt was $5,896.8 million, and cash and cash equivalents, as defined in the Company’s Amended and Restated Credit Agreement dated August 2, 2012, totaled $176.2 million.
About Biomet
Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio includes knee and hip reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products, including spine hardware, spinal stimulation devices, osteobiologics, and non-invasive bone growth stimulators; as well as neurosurgical and craniomaxillofacial reconstructive devices, and thoracic products; dental reconstructive products; and bone cement products, biologics, and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation
The Company’s unaudited condensed consolidated financial statements as of and for the three and six months ended November 30, 2013 and 2012 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States (except with respect to certain non-GAAP financial measures discussed below), and reflects purchase accounting adjustments related to the Merger referenced below and acquisitions.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products.
The Merger
Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Global.

Rounding
Amounts may not recalculate due to rounding.

Biomet, Inc.
Product Net Sales
Three Months Ended November 30, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2013	Three Months Ended November 30, 2012	Reported Growth %	United States Growth %
Knees	$264.0	$247.6	6.6%	8.4%
Hips	167.7	164.1	2.3%	3.3%
Sports, Extremities, Trauma (S.E.T.)	160.3	152.2	5.3%	6.2%
Spine, Bone Healing & Microfixation	104.9	102.6	2.3%	(1.7)%
Dental	70.5	67.1	4.9%	10.2%
Cement, Biologics & Other	58.3	56.5	3.1%	(2.4)%
Net Sales	$825.7	$790.1	4.5%	4.7%

Biomet, Inc.
Product Net Sales
Six Months Ended November 30, 2013 and 2012
(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012	Reported Growth %	United States Growth %
Knees	$489.1	$465.1	5.1%	6.7%
Hips	317.4	311.0	2.1%	3.1%
Sports, Extremities, Trauma (S.E.T.)	309.8	279.5	10.8%	11.8%
Spine, Bone Healing & Microfixation	206.5	211.4	(2.3)%	(5.5)%
Dental	124.4	124.1	0.2%	6.7%
Cement, Biologics & Other	109.2	106.4	2.8%	(1.5)%
Net Sales	$1,556.4	$1,497.5	3.9%	4.3%

Biomet, Inc.
Geographic Net Sales
Three Months Ended November 30, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2013	Three Months Ended November 30, 2012	Reported Growth %
Geographic Sales:
United States	$493.1	$470.8	4.7%
Europe	211.8	193.9	9.3%
International	120.8	125.4	(3.7)%
Net Sales	$825.7	$790.1	4.5%

Biomet, Inc.
Geographic Net Sales
Six Months Ended November 30, 2013 and 2012
(in millions, except percentages, unaudited)

	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012	Reported Growth %
Geographic Sales:
United States	$963.0	$923.0	4.3%
Europe	363.3	336.8	7.9%
International	230.1	237.7	(3.2)%
Net Sales	$1,556.4	$1,497.5	3.9%

Biomet, Inc.
Reconciliation of Reported Consolidated Statements of Operations
Three and Six Months Ended November 30, 2013 and 2012
(in millions, except percentages, unaudited)

	Three Months Ended November 30, 2013	Three Months Ended November 30, 2012	Six Months Ended November 30, 2013	Six Months Ended November 30, 2012
Net sales	$825.7	$790.1	$1,556.4	$1,497.5
Cost of sales	285.0	236.0	522.2	464.1
Gross profit	540.7	554.1	1,034.2	1,033.4
Gross profit percentage	65.5%	70.1%	66.4%	69.0%
Selling, general and administrative expense	310.5	296.8	594.6	592.9
Research and development expense	41.4	36.4	78.9	72.2
Amortization	75.2	77.7	150.7	156.1
Operating income	113.6	143.2	210.0	212.2
Percentage of Net Sales	13.8%	18.1%	13.5%	14.2%
Interest expense	105.7	104.9	193.3	222.0
Other (income) expense	3.7	124.0	5.9	161.5
Income (loss) before income taxes	4.2	(85.7)	10.8	(171.3)
Provision (benefit) for income taxes	(0.7)	(19.5)	(25.2)	(73.6)
Tax rate
Net income (loss)	$4.9	$(66.2)	$36.0	$(97.7)
Percentage of Net Sales	0.6%	(8.4)%	2.3%	(6.5)%

Biomet, Inc.
Condensed Consolidated Balance Sheets
(in millions, unaudited)

	(Preliminary) November 30, 2013	May 31, 2013
Assets
Cash and cash equivalents	$176.2	$355.6
Accounts receivable, net	592.6	531.8
Inventories	701.3	624.0
Current deferred income taxes	121.7	119.9
Prepaid expenses and other	128.8	141.3
Property, plant and equipment, net	692.7	665.2
Intangible assets, net	3,547.7	3,630.2
Goodwill	3,652.8	3,600.9
Other assets	123.6	125.8
Total Assets	$9,737.4	$9,794.7
Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$527.1	$523.8
Current portion of long-term debt	34.2	40.3
Long-term debt, net of current portion	5,862.6	5,926.1
Deferred income taxes, long-term	1,053.2	1,129.8
Other long-term liabilities	191.5	206.1
Shareholder’s equity	2,068.8	1,968.6
Total Liabilities and Shareholder’s Equity	$9,737.4	$9,794.7

Biomet, Inc.
Consolidated Statement of Cash Flows
(in millions, unaudited)

	(Preliminary) Six Months Ended November 30, 2013	Six Months Ended November 30, 2012
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$36.0	$(97.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	242.5	242.1
Amortization and write off of deferred financing costs	14.4	20.0
Stock-based compensation expense	8.6	26.5
Loss on extinguishment of debt	—	155.2
Provision for doubtful accounts receivable	1.1	0.9
Deferred income taxes	(103.1)	(105.5)
Other	(7.3)	(3.7)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(39.3)	(57.0)
Inventories	(28.0)	(34.6)
Prepaid expenses	10.0	(3.6)
Accounts payable	(21.0)	(13.8)
Income taxes	10.7	(7.1)
Accrued interest	1.3	(1.3)
Accrued expenses and other	45.0	8.2
Net cash provided by operating activities	170.9	128.6
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	19.0	—
Purchases of investments	(19.6)	(6.4)
Proceeds from sale of assets	0.1	—
Capital expenditures	(98.5)	(106.9)
Acquisitions, net of cash acquired - Trauma Acquisition	—	(280.0)
Acquisitions, net of cash acquired - Lanx Acquisition	(148.8)	—
Other acquisitions, net of cash acquired	(0.8)	(16.0)
Net cash used in investing activities	(248.6)	(409.3)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(2.3)	(0.7)
Payments under senior secured credit facilities	(14.9)	(16.7)
Proceeds under revolvers	159.3	80.0
Payments under revolvers	(7.0)	(10.0)
Proceeds from senior notes due 2020 and term loans	870.5	2,666.2
Tender/retirement of senior notes due 2017 and term loans	(1,091.6)	(2,702.2)
Payment of fees related to refinancing activities	(15.5)	(67.8)
Equity:
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)
Option exercise	0.3	—
Net cash used in financing activities	(101.2)	(51.3)
Effect of exchange rate changes on cash	(0.5)	7.1

Increase (decrease) in cash and cash equivalents	(179.4)	(324.9)
Cash and cash equivalents, beginning of period	355.6	492.4
Cash and cash equivalents, end of period	$176.2	$167.5

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$186.6	$218.0
Income taxes	$65.2	$35.8